Bartley C. Deamer
Direct Phone:	(650) 849-4868
Direct Fax:	(650) 849-4800
bart.deamer@bingham.com

December 28, 2006

VIA EDGAR TRANSMISSION AND FAX (202) 772-9203

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Pressman

Re:	CoTherix, Inc.

Schedule TO-T filed December 8, 2006

By Curl Acquisition Subsidiary, Inc.

Actelion US Holding Company

Actelion Ltd.

SEC File No. 5-80298

Dear Mr. Pressman:

On behalf of Curl Acquisition Subsidiary, Inc. (“Offeror”), Actelion US Holding Company (“Parent”) and Actelion Ltd. (“Actelion”), the Offeror, Parent and Actelion are submitting the following responses to the comments in your letter, dated December 22, 2006 (the “Comment Letter”), to Bartley C. Deamer of Bingham McCutchen LLP. Page numbers refer to the Offer to Purchase included in the Schedule TO-T submitted on December 8, 2006 (the “Schedule TO-T”). For your reference, we have repeated below your comments in the Comment Letter in bold type and the numbered responses below correspond to the numbers of such comments. An Amendment No. 1 (“Amendment No. 1”) to the Schedule TO-T filed by Offeror, Parent and Actelion on December 8, 2006 has been filed with the U.S. Securities and Exchange Commission (the “Commission”) simultaneously with the delivery of this letter and the enclosed courtesy copies of Amendment No. 1. All capitalized terms used but not defined herein shall have the meaning given to them in the Schedule TO-T. The capitalized term “Staff” means the Commission’s staff.

Offer to Purchase

1.	Comment: Advise why, if true, purchases made pursuant to the Top-Up Option are consistent with Rule 14e-5.

Response: We have carefully considered the applicability of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the Top-Up Option. The prohibition set forth in Rule 14e-5 applies from the time of public announcement of the tender offer until the time the tender offer expires. The Offer to Purchase clearly delineated the time period when the Top-Up Option could be exercised, only following consummation of the tender offer, which is the time the tender offer expires. The Offeror has clarified this matter by adding the following language to the Schedule TO-T as set forth in Sections 2 and 9 of Amendment No. 1: “Any purchase of Shares pursuant to the Top-Up Option must be made in compliance with Rule 14e-5(a) of the Exchange Act, which prohibits the Offeror from purchasing Shares except (1) as part of the proposed tender offer from the time of the public announcement of the tender offer until the expiration or termination of the tender offer or (2) if such purchase is otherwise exempt from Rule 14e-5(a).”

U.S. Securities and Exchange Commission

Attention: Michael Pressman

December 28, 2006

2.	Comment: It appears to the staff that an increase the minimum amount of securities being sought in the manner described on the cover page of the offer to purchase would constitute a material change in the terms of the offer and would therefore require that the offer remain open a minimum of five business days from the announcement of the increase. Please revise throughout accordingly. Refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

Response: We respectfully refer the Staff to the second full paragraph on page 13 of the Offer to Purchase in which the Minimum Condition is described with specificity to be a number of shares to be selected by Parent between 14,391,898 Shares and 16,824,473 Shares (based on the capitalization assumptions described therein). We respectfully advise the Staff that we do not believe the number selected within that fully disclosed range constitutes material new information requiring 5 additional business day of time for stockholders to consider.

What are the most significant conditions to the tender offer, page 7

3.	Comment: Stating that a condition can be waived “in whole or in part” suggests that conditions may be raised or asserted with respect to separate securities. Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate.

Response: The disclosure in the Schedule TO-T has been revised. Please see Sections 1, 3 and 12 of Amendment No. 1.

4.	Comment: Defining the conditions as “an ongoing right that may be asserted at any time from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Please revise the disclosure here and elsewhere as appropriate to make clear that all conditions, other that those involving receipt of necessary government approvals, will be satisfied or waived on or before expiration of the offer.

Response: The disclosure in the Schedule TO-T has been revised. Please see Sections 1 and 3 of Amendment No. 1.

Acceptance for Payment and Payment of Shares, page 15

5.	Comment: We note that you intend to comply with Rule 14e-1(c) and have reserved the right to delay payment for shares in order to comply with applicable law. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares “to comply in whole or in apart with applicable law” would not necessarily be consistent with Rule I4e-1(c).

Response: The disclosure in the Schedule TO-T has been revised. Please see Section 4 of Amendment No. 1.

U.S. Securities and Exchange Commission

Attention: Michael Pressman

December 28, 2006

Certain Information Concerning the Company, page 21

6.	Comment: We note the projections were based on “numerous assumptions.” Please disclose all material assumptions underlying the projections. If you do not believe additional disclosure is required, explain to us the basis for that belief.

Response: The disclosure in the Schedule TO-T has been revised. Please see Section 7 of Amendment No. 1.

7.	Comment: While the staff does not object to the inclusion of qualifying language with respect to the projections, it remains inappropriate for the Parent and Purchaser to disclaim any responsibility for their accuracy and completeness. Please revise.

Response: The disclosure in the Schedule TO-T has been revised. Please see Sections 5, 6 and 8 of Amendment No. 1.

Certain Conditions of the Offer, page 39

8.	Comment: A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. For example, revise subparagraph (1) so that a security holder may understand the condition. Clarify the scope of the phrase “Company Material Adverse Effect” and explain the substance of the representations and warranties referenced? In addition, please explain what is meant by qualifications based on the word “material will be disregarded.” Please be advised, we believe that this section needs to be substantially revised because the disclosure currently makes it difficult for shareholders to determine whether a given event “triggers” a condition and allows you to terminate the Offer. Consider limiting the language in this section to more narrowly tailor your conditions so that they are outside of your control and objectively described, such that a shareholder can clearly understand their scope.

Response: We respectfully advise the Staff that we are concerned with paraphrasing any provision relating to the conditions of the Offer. Any paraphrase may modify the provisions in the Merger Agreement, which were heavily negotiated by the parties to that agreement. The disclosures in the Schedule TO-T however have been revised to explain the substance of the specifically referenced representations and warranties and the meaning of the phrase “qualifications based on the word ‘material will be disregarded.’” Please see Sections 10 and 11 of Amendment No. 1. Offeror, Parent and Actelion respectfully submit that the conditions to the Offer are highly conventional in their substance and wording, capable of objective verification and fully consistent with federal securities laws.

U.S. Securities and Exchange Commission

Attention: Michael Pressman

December 28, 2006

9.	Comment: We note that the definition of “Company Material Adverse Effect” in section 13 includes the effect of any “action or inaction” of the parent. Allowing acts or omissions by the bidder to trigger a condition to the offer renders the offer potentially illusory in that the circumstances giving rise to the existence of a condition are within the control of the bidder. Please revise your disclosure accordingly.

Response: We respectfully advise the Staff that the definition of “Company Material Adverse Effect” in the subsection entitled “Termination” of Section 13 of the “Tender Offer” section of the Offer to Purchase specifically excludes rather than includes the effect of any “action or inaction” of the Parent or any of its affiliates.

10.	Comment: Refer to the statement in the last paragraph of this section that the determination as to whether any condition has occurred will be in the “sole discretion of Parent or Offeror.” Reserving the right to determine in the “sole judgment” or “sole discretion” of the bidder whether an offer condition has been triggered is effectively a waiver of that offer condition. As you are aware, when a material offer condition is waived, an offer may need to be extended and additional revised offer materials may need to be disseminated. Please revise to include a “reasonableness standard.”

Response: We respectfully advise the Staff that pursuant to the negotiated terms of the Merger Agreement, Parent or Offeror have the “sole discretion” to waive any condition to the Offer. We acknowledge however that, depending on the materiality of the condition, a waiver of a condition to the Offer may require the Offer to be extended and additional revised Offer materials to be disseminated.

Please note that each of Offeror, Parent and Actelion have authorized Bingham McCutchen LLP to submit this letter to you. In addition, per your request, we have enclosed an acknowledgment letter from Offeror, Parent and Actelion.

If you have any questions or comments regarding this matter, please contact me at 650-849-4868. Thank you for your kind attention to this matter.

Very truly yours, Bingham McCutchen LLP

/s/ BARTLEY C. DEAMER
Bartley C. Deamer

Enclosure

cc:	Actelion Ltd.

CoTherix, Inc.

O’Melveny & Myers LLP

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